Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is an internal communication to employees to update them on the status of the proposed merger and to respond to frequently asked questions.

BIOGEN IDEC INC.

Questions and Answers

Week Ending 6/27/03

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More than 100 questions were posted on Bionet last week. Many of them dealt with the rationale for the merger and the impact on jobs, pay and benefits. Answers to most of your questions follow. However, until the integration planning team has an opportunity to evaluate operations and infrastructure, we can’t yet answer questions relating to the impact on specific functions, future licensing and marketing agreements, or staffing issues. Look for answers to these and other questions in future editions of Merger Update.

ABOUT PAY AND BENEFITS

1.	Can you explain what’s happening with our stock options? Will they be vested at the time of the merger?

All Biogen options would convert to options to purchase IDEC shares. To calculate the conversion of Biogen options, an option holder should multiply the number of shares of Biogen stock underlying the option by 1.15 (the share exchange ratio in the merger agreement) and divide the exercise price of their Biogen option by 1.15. Vesting will remain the same and the underlying value of your options will remain the same.

2.	What’s happening with the Biogen retirement plan? Are we going to lose our pension benefits?

A.	Well before merger discussions began, Biogen launched a study of our retirement benefits to determine if our pension and 401(k) plans were competitive within our industry and responsive to our workforce’s needs. What we learned was that few biotech companies offer a traditional defined benefit pension plan like ours because these types of plans do not provide much value to employees until much later in their careers. The trend instead is to provide retirement programs that enable employees to accrue greater benefits earlier in their careers – and to take their benefit with them when they leave the company, even if that’s well before retirement.

Given the demographics of our workforce, we have been evaluating alternatives that would provide value to employees at each stage of their career. To this end, we are considering replacing the pension plan with a more competitive arrangement, such as providing a higher company match on the 401(k) plan.

While exact details are still being defined, you can be assured that you will not lose any of the benefits you have accrued under the current pension plan. The company is also developing a plan to ensure that older, longer service employees are not adversely affected by the change.

You will receive much more information on the retirement program in the coming months. This will include a statement that will show your accrued benefit under the current pension plan as well as your potential retirement income under the new program.

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3.	What about our other benefits?

A.	The goal is to ultimately create a unified package of benefits for all employees, including health care, life and disability insurance, and vacation. Since both Biogen and IDEC offer very competitive benefits; we expect that the unified package will be just as competitive.

The integration planning team will begin to work on the unification of these and other human resource programs and policies very soon. Integration cannot begin until the merger is complete. Because the merger process takes time, we don’t expect change to be imminent. In fact, you can expect to see the same Biogen benefit choices for the balance of 2003.

ABOUT OUR JOBS

4.	I know you can’t tell us yet which jobs will be eliminated. But can you tell us roughly how many employees you expect the combined company to have at the end of the year? Five years from now? When will you notify us if our job is being eliminated?

A.	This is a tough question because the answer is frustrating: We simply don’t know yet and won’t likely know until after the close of the merger. We expect that any reductions in staff will result from redundancy, not cost cutting. As a result, we don’t have a headcount target that we must achieve by a certain time. In fact, it’s more likely that while jobs are eliminated in some areas because of redundancy, more opportunities may be created in other areas because of growth potential. Affected employees will be notified as soon as possible.

It is important to note that both companies have developed a special merger severance program for employees whose employment is terminated as a result of this merger.

5.	What kind of new job opportunities will be available after the merger?

A.	One of the many exciting outcomes of this merger is that we expect to have more funds available for investing in new areas, including research and product development. This should propel us into a long-term growth mode, which, in turn, will mean more opportunity for employees.

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ABOUT THE DEAL

6.	Why doesn’t Wall Street seem very excited about this merger? A lot of the reports I read see this as more of a defensive move with little true value creation. How are we responding to that?

A.	The reality is that in this pessimistic investment environment, Wall Street isn’t very excited about most merger announcements. Analysts, investors, and the financial media are being very cautious; no one is willing to jump on the bandwagon of even the most promising new venture until they see tangible results.

In addition, our merger is based on a long-term strategy. We have not promised short-term financial gains.

That’s our challenge and our opportunity. Biogen has always been a “show me” company. Now it’s our turn to show the investment community that we intend to deliver on the promise we’ve put in front of them.

7.	What do you envision will be the biggest obstacles to a successful merger and how do we intend to overcome them?

A.	Mergers tend to fail for these reasons:

•	Lack of vision and direction

•	Ineffective leadership

•	Lack of strategy and poor planning

•	Cultural barriers

•	Poor (or no) communication

We have laid the groundwork to counter all five of these factors: Our vision is simple, clear, and focused. Our leadership team represents among the most talented and experienced in the industry. Our integration planning team is well aware of the effort required to successfully integrate the company. Both companies share cultural attributes and are committed to preserving, not changing culture. Both companies are fully committed to communicating with employees as openly and honestly as possible throughout the process.

While we are headed in the right direction, we must all be mindful of the role each of us plays in making sure we stay true to the course. On a day-to-day basis that means staying focused on the work. But more broadly, if you have suggestions or observations about the integration, it’s your responsibility to raise them.

8.	Will any of the executives gain financially from this merger?

A.	There are no special arrangements that would create a windfall for anyone in the either organization as a result of the merger.

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9.	What are we going to do with the $1.5 billion in cash?

A.	We intend to invest our cash in ways that will facilitate – if not accelerate – our growth. Research, development, manufacturing, and sales all represent prime areas of investment for us that will yield a significant return. In addition, we will be evaluating opportunities to invest in our technology and infrastructure.

10.	How did we decide on the name of the company: BIOGEN IDEC INC.?

A.	Both names have such strong brand recognition in our markets that it only made sense to keep both names. In addition, retaining both names reinforces the message we want to deliver to the world that we are combining the full strengths and capabilities of two dynamic companies.

11.	Is IDEC an acronym?

A.	IDEC was founded to develop and commercialize anti-idiotype monoclonal antibodies. The name IDEC is the fusion of the words idiotype and technologies.

12.	What’s the ticker symbol for the new company?

A.	We won’t have a ticker symbol until the merger is finalized.

13.	Why did I hear about the merger on a local radio station before hearing it from Biogen?

A.	We released the announcement to the media at 7 a.m. on Monday morning...the same time we released it to employees through e-mail, lobby signs, press releases and other vehicles. The early morning announcement was unavoidable due to legal sensitivities. When two publicly-traded companies are contemplating a transaction like this, knowledge of the plans must be restricted to as few individuals as possible until the Board approves the transaction and the merger agreement is signed and publicly announced.

We took every precaution possible to synchronize the announcements so that employees would hear the news from the company first. Now that the announcement has been made, we can better control the timing and delivery of important developments.

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Safe Harbor Statement

This document contains “forward-looking” statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements’ current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company’s business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials, when they become available, because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.